

January 22, 2013

Via E-mail
Timothy C. Huffmyer
Vice President, Chief Financial Officer
Black Box Corporation
1000 Park Drive
Lawrence, Pennsylvania 15055

  Re: **Black Box Corporation**
     Form 10-K for the Fiscal Year Ended March 31, 2012
     Filed May 21, 2012
     Form 10-Q for the Quarterly Period Ended June 30, 2012
     Filed August 8, 2012
     File No. 000-18706

Dear Mr. Huffmyer:

  We have reviewed your letter dated January 4, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 19, 2012.

Form 10-K for the Fiscal Year Ended March 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 22

1. In your response to prior comment 3 you indicate that management's estimate that 75% of the impairment charge related to data infrastructure businesses purchased prior to 2003 was the result of the relationship of the cumulative value of goodwill from data

infrastructure companies acquired between 1998 - 2003 and the corresponding cash flows as of October 1, 2011. Please explain to us what you mean by the "corresponding cash flows" as of October 1, 2011 and how this relates to the cumulative value of goodwill from the acquired data infrastructure companies.

2.   We note in your response to prior comment 6 that you do not believe that the lowered forecasted revenue and operating earnings per share ranges for Fiscal 2012 in your Q1 2012 and Q2 2012 earnings releases revealed a trend or uncertainty that required additional disclosure for the company. Please explain your basis for concluding that the factors resulting in the decreased revenue and operating earnings per share forecasts did not represent a known trend or uncertainty that could reasonably likely have a material impact on results of operations or goodwill at the time of the October 1, 2011 Form 10-Q. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Valuation of Goodwill, page 24

3.   In your response to prior comment 8 you indicate that the decrease in revenue and profitability prompted you to assess the fair value of your reporting units. Please explain your basis for not including disclosure in your June 30, 2012 Form 10-Q indicating that the company considered the decrease in revenue and profitability as possible triggers of goodwill impairment and that the company performed step one of a goodwill impairment analysis consistent with ASC 350-20-35-30. In future filings if there were specific factors considered that could indicate potential goodwill impairment and/or the company performed step one of goodwill impairment analysis, please disclose this including the results of the analysis. Such disclosure should alert readers to potential indicators of impairment and provide balancing information to your current 10-Q disclosure that simply indicates that the company expects that the reporting units will continue to operate profitably and generate cash flow from operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief